UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

DIH Holding US, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

23290B106
(CUSIP Number)

Jihai Jason Chen 77 Accord Park Dr., Suite D-1 Norwell, MA 02061, USA Tel: 858 472 3071
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 7, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	23290B106

1	NAMES OF REPORTING PERSONS DIH TECHNOLOGY LTD. (non-US Entity) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
98-1639432
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,085,241
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
14,085,241
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,085,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.73%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

 SCHEDULE 13D

CUSIP No.	23290B106

1	NAMES OF REPORTING PERSONS JIHAI JASON CHEN I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
See item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
See item 5
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
See item 5
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See Item 5
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	Security and Issuer

This statement relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of DIH Holding US, Inc., a Delaware corporation (the “Company”). The address of the Company's principal executive office is 77 Accord Park Dr., Suite D-1 Norwell, MA 02061, USA.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by DIH TECHNOLOGY LTD., a Cayman Islands company (“DIH Technology”) and JIHAI Jason Chen (“Mr. Chen”), the Executive Director of DIH Technology and owner of 42% of the outstanding shares of DIH Technology (collectively, the “Reporting Persons”). Mr. Chen is a citizen of the United States.

(b)

The principal business and principal office address for DIH Technology is P.O. Box 61, 3rd Floor Harbour Centre, North Church Street, Grand Cayman, KY1-1102, Cayman Islands. The principal business and principal office address for Mr. Chen is 77 Accord Park Dr., Suite D-1, Norwell, MA 02061, USA.

(c)	DIH Technology is not involved in any business activity, other than holding the shares of the Company as reflected in this Schedule 13D. Mr. Chen is the Executive Director of DIH Technology and the Chief Executive Officer and Chairman of the Company.

(d)	During the past five years, neither (1) DIH Technology nor any of its officers or directors, nor (2) Mr. Chen, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, neither (1) DIH Technology nor any of its officers or directors, nor (2) Mr. Chen, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

Item 3.	Source and Amount of Funds or Other Considerations

DIH Technology was the parent company of DIH Holding US, Inc., a Nevada corporation which entered into the Business Combination (defined below). The Reported Shares were acquired pursuant to the transactions effected by the completion on February 7, 2024 of the business combination pursuant to the Business Combination Agreement, dated as of February 26, 2023, (as amended, the “BCA”) by and among Aurora Technology Acquisition Corp., a Cayman Islands exempted company (the “SPAC”), Aurora Technology Merger Sub Corp., a Nevada corporation, and DIH Holding US, Inc., a Nevada corporation (the “SPAC Business Combination”).

Item 4.	Purpose of Transaction

DIH Technology’s acquisition of the Class A Common Stock was for investment purposes. DIH Technology does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)   DIH Technology is the beneficial owner of an aggregate of 14,085,241 shares of Class A Common Stock, representing approximately 34.73% of the total issued and outstanding shares of Class A Common Stock of the Company (the “Reported Shares”). Mr. Chen does not own any shares of the Company directly but may be deemed to have indirect ownership of the Reported Shares through his ownership of approximately 42% of the outstanding shares of DIH Technology and his position as Executive Director of DIH Technology. In his role as Executive Director of DIH Technology, and not individually, Mr. Chen may be deemed to have voting or dispositive power over the Reported Shares. Mr. Chen disclaims beneficial ownership over such Reported Shares, other than to the extent he may have a pecuniary interest therein, directly or indirectly.

(b)   DIH Technology has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the Reported Shares. Through his ownership of approximately 42% of the outstanding shares of DIH Technology and his position as Executive Director of DIH Technology Mr. Chen, may be deemed to have power to vote or to direct the vote, and sole power to dispose or direct the disposition of the Reported Shares. Mr. Chen disclaims beneficial ownership over the Reported Shares, other than to the extent he may have a pecuniary interest therein, directly or indirectly.

(c)   Neither Reporting Person has effected any transactions in the Class A Common Stock of the Company in the past sixty (60) days.

(d)   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Persons.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Chen is the Chief Executive Officer and Chairman of the Company.

Item 7.	Material to Be Filed as Exhibits

BCA (incorporated by reference from Annex A to the Prospectus filed by the SPAC, on November 15, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2024

DIH Technology Ltd.

By:	/s/ Jason Chen
Name: Jason Chen
Title: Executive Director

Jason Chen

/s/ Jason Chen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).